SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

ICONIX BRAND GROUP, INC.
(Name of Subject Company)

ICONIX BRAND GROUP, INC.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

451055305
(CUSIP Number of Class of Securities)

John McClain
Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway, 3rd Floor
New York, New York 10018
(212) 730-0030
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Naz Zilkha
Dechert LLP
1095 Avenue of Americas
New York, New York 10036
(212) 698-3654

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Iconix Brand Group, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on July 2, 2021 (as from time to time amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Iconix Merger Sub Inc., a Delaware corporation (“Purchaser”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, at a price per share of $3.15 net to the holder of such share, in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, as extended, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO, dated July 2, 2021 and filed by Iconix Acquisition LLC, a Delaware limited liability company (“Parent”), and Purchaser with the U.S. Securities and Exchange Commission on July 2, 2021.

Except as otherwise described in this Amendment No. 3, the information set forth in the Schedule 14D‑9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period

The Offer and withdrawal rights expired one minute after 11:59 p.m., Eastern time, on July 30, 2021. Purchaser was advised by the Depositary and Paying Agent that, approximately, a total of 8,193,534 Shares were validly tendered into and not withdrawn from the Offer (excluding Shares delivered pursuant to Notices of Guaranteed Delivery), representing approximately 56.3037% of the currently outstanding Shares.

The number of Shares tendered into the Offer (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) satisfied the Minimum Condition. All other conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

Parent has confirmed to the Company that Parent and Purchaser expect the Merger to become effective on August 4, 2021, pursuant to the terms of the Merger Agreement and without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, and each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the Merger Consideration, without interest, in each case, subject to any applicable withholding taxes, except for Shares (i) owned by the Company, Parent or Purchaser, or by any wholly owned subsidiary of the Company or Parent, in each case immediately prior to the commencement of the Offer, which will be cancelled and extinguished without any conversion thereof or consideration paid thereto or (ii) held by any stockholder who is entitled to demand and has properly and validly demanded appraisal for such Shares in accordance with Section 262 of the DGCL (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal).

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq. Iconix and Parent will take steps to cause the Shares to be deregistered under the Exchange Act as promptly as practicable.

On August 2, 2021, Purchaser, Parent and Lancer Capital LLC issued a press release announcing the expiration and results of the Offer and the expected consummation of the Merger. A copy of the press release is filed as Exhibit (a)(5)(B) to the amendment to the Schedule TO filed with the SEC on August 2, 2021 and is incorporated by reference herein.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Item 9.01.	Financial Statements and Exhibits.

 (d) Exhibits

(a)(5)(D)	Press Release issued by Purchaser, Parent and Lancer Capital LLC on August 2, 2021 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ICONIX BRAND GROUP, INC.

Date: August 2, 2021	By:	/s/ John McClain
		Name:	John McClain
		Title:	Chief Financial Officer